[LETTERHEAD OF THE ASHTON TECHNOLOGY GROUP, INC.]



                                                               February 13, 2002

EDGAR Coding:
Type:           RW
Sequence:       1
Description:    Request for Withdrawal

Via EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406


RE:  The Ashton Technology Group, Inc.
     Registration Statement on Form S-3 filed on August 20, 2001
     -----------------------------------------------------------
     File No. 333-67898
     ------------------

Dear Ms. Jacobs:

          On behalf of The Ashton Technology Group, Inc. and as requested by the Securities and Exchange Commission, I hereby supplement our withdrawal letter dated January 28, 2002 in which I requested that Ashton's Registration Statement on Form S-3, filed August 20, 2001 (File No. 333-67898) (the "Form S-3") be withdrawn effective January 28, 2002. Since the Form S-3 was filed, 16,527,508 of the shares that were being registered for resale became eligible for resale under Rule 144. The remaining 200,000 shares that were being registered for resale were issuable upon exercise of warrants, which warrants have since been canceled.

          Should you have any questions or require additional information regarding the foregoing, please contact me directly at Tel: 215-789-3300.

                               Sincerely,


                               /s/ Jennifer L. Andrews
                               Jennifer L. Andrews
                               Senior Vice President and Chief Financial Officer

cc:      Christopher S. Auguste
         Jordan A. Young